FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                             For December 15, 2000

                                 AERCO LIMITED

                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands

                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F X                 Form 40-F
                             ---                         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                No X
                       ---                               ---

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                               INDEX TO EXHIBITS

Item
----

1. AerCo Limited Monthly Report to Noteholders for December 2000, including additional information excluded from form 6-K, filed December 13,2000.













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                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: December 15, 2000


                                                     AERCO LIMITED


                                                     By: /s/ Michael Walsh
                                                        ------------------------
                                                         Name:  Michael Walsh
                                                         Title: Attorney-in-Fact








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